To the Audit Committee of the Board of
Directors of
	The Rushmore Fund, Inc.:
We have examined management's assertion
about The Rushmore Fund, Inc.'s (the Fund) compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of October
13, 1999, included in the accompanying
Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940.  Management is
responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 13, 1999, and with respect to agreement of security purchases and sales, for the period from August 31, 1999, the date of our last audit, through October 13, 1999:

 Confirmation of all securities held by
Rushmore Trust and Savings, FSB
(Rushmore Trust) in book entry form for the account of the Fund;

 Confirmation from Rushmore Trust that the securities held for the account of the Fund were held for the account of Rushmore
Trust by the Federal Reserve Book Entry
System (the Fed), as agent for Rushmore
Trust;

 Confirmation with the Fed of all securities held by the Fed in book entry form for the account of Rushmore Trust;

 Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

 Reconciliation of all such securities to the books and records of Rushmore Trust and the Fund;

 Confirmation of all repurchase agreements with brokers and agreement of underlying collateral with broker's records;

 Agreement of selected security purchases and security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that The
Rushmore Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of October 13, 1999 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the
information and use of management of The
Rushmore Fund, Inc., the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Princeton, New Jersey
October 26, 1999


Management Statement Regarding
Compliance with
Certain Provisions of the Investment
Company Act of 1940


We, as members of management of The
Rushmore Fund, Inc. (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 13, 1999 and from August 31, 1999 (the date of Deloitte & Touche LLP's last audit) through October 13, 1999.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October
13, 1999 and from August 31, 1999 (the date of
Deloitte & Touche LLP's last audit) through
October 13, 1999, with respect to securities reflected in the investment accounts of The
Rushmore Fund, Inc.


Daniel L. O'Connor
Chairman



Timothy N. Coakley
Vice President